CONSENT OF QUALIFIED PERSON

I, David Burga, P.Geo., Associate Geologist of P&E Mining Consultants Inc., hereby consent to the public filing of the technical report entitled, "Endeavour Silver Corp Terronera Project NI 43-101 Technical Report” effective July 14, 2020 and dated July 31, 2020 the "Technical Report") by Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated July 14, 2020 (the "News Release").

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 31st day of July, 2020

David Burga, P.Geo.

Associate Geologist

P&E Mining Consultants Inc.